FORM 4 ___Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Milne, Thomas, G. (Last) (First) (Middle) 2311 Erlton Place SW (Street) Calgary, Alberta, T2S 2Z3 (City) (Province) (Postal Code)					2. Issuer Name and Ticker or Trading Symbol CHINA BROADBAND CORP. "CBBD"					6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) __X_Director ___10% Owner __X_Officer ___Other (Give Title Below) (Specify Below) Chief Financial Officer
					3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary) N/A		4. Statement for Month/Year October 21, 2002			7. Individual or Joint/Group Reporting (Check Applicable Line) __X_Form Filed by One Reporting Person ____Form Filed by More than One Reporting Person
							5. If Amendment, Date of Original (Month/Year) N/A
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)		3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)				5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)		7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)		Price
Common Shares	--		--	--	--	--		--	10,000		I		Owned by Precise Details, Inc. (1)
Common Shares	--		--	--	--	--		--	5,000		I		Owned by spouse
Common Shares	--		--	--	--	--		--	35,200		D
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr. 5)	9. Number of Deriv-ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares
Stock Options	$0.05	10/21/02	A	V	200,000	--	10/21/02	10/21/07	Common Stock	200,000	$0.05	--	D
Stock Options	$0.05	10/21/02	A	V	200,000	--	10/21/03	10/21/07	Common Stock	200,000	$0.05	--	D
Stock Options	$0.05	10/21/02	A	V	200,000	--	10/21/04	10/21/07	Common Stock	200,000	$0.05	600,000	D

Explanation of Responses:

  Mr. Milne is a director and officer of Precise Details, Inc. and as such has voting power over it's shareholdings.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

								/s/ Mitzi Murray **Signature of Reporting Person Attorney-in-Fact					October 22, 2002 Date